November 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Abe Friedman

Lyn Shenk

Re: SunOpta Inc.
Form 10-K for Fiscal Year Ended December 30, 2023

File No. 001-34198

Ladies and Gentlemen:

On behalf of SunOpta Inc. (the "Company", "we" or "our"), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated October 30, 2024 (the "Comment Letter"), regarding the Company's Form 10-K for the fiscal year ended December 30, 2023 filed February 28, 2024. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For the Staff's convenience, we have repeated below the Staff's comments in bold and have followed such comments with the Company's response.

Form 10-K for Fiscal Year Ended December 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations for Fiscal Years 2023 and 2022, page 23

1. We note your non-GAAP reconciliations of adjusted gross margin, adjusted earnings (loss), and adjusted EBITDA include an adjustment for "start-up costs" which appears to include costs that may be considered normal, recurring, cash operating expenses necessary for you to operate your business. Please tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff's comment and submits that the Company has considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (the "C&DIs"). As more fully described below, the Company believes that its non-GAAP adjustments for incremental and non-capitalizable start-up costs associated with the Company's recent large-scale capital investments are not normal, recurring, cash operating expenses necessary to operate its business, such that the exclusion of start-up costs causes the presentation of the Company's non-GAAP measures to be misleading.

Use of Non-GAAP Measures

The Company utilizes adjusted gross margin, adjusted earnings (loss) and adjusted EBITDA as supplemental non-GAAP measures of current and historical operating performance. The Company believes that these measures provide transparency to allow for a meaningful and consistent comparison of the Company's profitability between reported periods, while highlighting normalized margins and trends useful to the evaluation of current and future operating performance. Additionally, the Company utilizes these non-GAAP measures in developing its annual operating plans in order to provide benchmarks to evaluate actual performance against over the course of the succeeding fiscal year. The Company also uses the same reported measure of adjusted EBITDA to assess performance in connection with its employee incentive programs.

The Company assesses the appropriateness of each adjustment to its non-GAAP measures based on facts and circumstances, including the usefulness of each adjustment to an understanding of the Company's underlying operating performance relative to past performance and future expectations. The specific items excluded from the Company's non-GAAP measures are identified and evaluated on an individual basis, which typically due to their unusual nature or size, the Company would not expect to occur as part of its normal business on a regular, recurring basis. The Company believes the identification of the items excluded from its non-GAAP measures enhances an investor's ability to assess the Company's operating performance, profitability, and trends between periods. Additionally, the Company believes that the identification of these excluded items within the reconciliations of adjusted gross margin, adjusted earnings (loss) and adjusted EBITDA, enhances the investor's understanding of the Company's results of operations under GAAP by highlighting significant variables influencing comparability. On the other hand, the Company believes that removing non-GAAP measures, or certain adjustments such as start-up costs from the calculation of non-GAAP measures, may obscure results and trends in the Company's operating performance as reported under GAAP, making management's overall discussion and analysis less meaningful.

The Company further believes that being transparent in the extent of start-up costs incurred is relevant information for investors to assess the Company's ability to successfully execute on its capital expansion projects, particularly given the large scale of these recent investments relative to the Company's existing production capabilities. There was an understanding and expectation within the investment community that the Company's capital expansion plans would involve a period of significant start-up costs that would negatively impact the Company's GAAP operating and cash flow results. In that regard, during the Company's fourth quarter of 2022 earnings call held with investors and analysts on March 1, 2023, management acknowledged that in regard to fiscal 2023, "…we would expect $10 to $12 million of start-up costs related to our capital expansion projects…". Additionally, management reminded listeners that "…startup costs are recorded in cost of goods sold, reducing gross profit and gross margin and are added back to EBITDA". By being transparent in its subsequent disclosure of start-up costs incurred during fiscal 2023, investors were able to assess how the Company performed relative to those financial expectations.

Start-Up Costs

In fiscal years 2022 and 2023, start-up costs had a significant impact on the comparability of the Company's operating performance, as the Company had undergone the largest capital expansion in its 50-year history. The largest component of this expansion was the construction of a new 285,000 square foot plant-based manufacturing facility in Midlothian, Texas (the "Texas Facility"). Together with existing plant-based production facilities in California (leased since 2008), Minnesota (purchased in 2000), and Pennsylvania (leased since 2012), the Texas location was strategically chosen to complete the Company's "diamond-shaped" manufacturing network within the United States, allowing the Company to be closer to the customers and markets it serves, while providing for lower transportation usage and reduced carbon emissions. Additionally, the added capacity, capabilities, and sustainability features of the Texas Facility are intended to serve as a catalyst for material sales volume growth and gross margin improvement, driving the Company's earnings potential.

To-date, the Company has incurred total capital expenditures of approximately $145 million related to the Texas Facility and recognized approximately $50 million of operating lease right-of-use assets. The scope and complexity of the Texas Facility - constructed over a period of approximately 16 months from dirt field to production ready and involving over 300 contractors - greatly surpassed any capital project the Company had previously completed. The full-scale construction of a production facility is not a normal or recurring activity for the Company, as previous expansion projects had been limited to the partial retrofit of existing facilities and the purchase of new manufacturing equipment. Of the $20.2 million and $6.0 million of start-up costs disclosed by the Company in the reconciliations of adjusted earnings (loss) and adjusted EBITDA for fiscal years 2023 and 2022, respectively, $18.7 million and $5.7 million, respectively, related to the Texas Facility. The remaining start-up costs reported in those periods were related to the production scale-up of new processing and packaging equipment at other plants within the Company's manufacturing network, together with $1.0 million of third-party capital project and productivity consultancy costs incurred in fiscal 2023, and $0.3 million of product integration costs incurred in fiscal 2022, related to the Company's acquisition of the Dream® and West Life™ brands.

As the largest driver of the start-up costs, the Texas Facility is intended to provide the Company with new processing capacity and packaging capabilities to service the growing plant-based beverage market. The following table lists the individual production lines at the Texas Facility, each organized around a specific aseptic packaging format, and the dates on which each line was placed into commercial production.

Production Line	Date of First Commercial Production
1L Slim	February 2023
330mL Single Serve	April 2023
1L Edge	April 2024

In addition, the Texas Facility houses the Company's first on-site wastewater treatment facility, intended to save approximately 20 million gallons of water annually. Overall, the Company believes that the added capacity and capabilities of the Texas Facility will meet its strategic and operational needs into the foreseeable future, such that the Company has no future plans for another capital investment comparable to that of the Texas Facility.

The Company generally categorizes non-capitalizable start-up costs into two buckets (a) pre-production and (b) production scale-up, as follows:

(a) Pre-production costs are costs necessary to place processing and packaging capabilities into commercial production. Due to the size, scale and location of the Texas Facility, the Company incurred significant pre-production costs, including real estate lease costs (following occupancy of Texas Facility in October 2022), and recruiting, training, and payroll costs for an entirely new workforce. As pre-production costs are incurred prior to the commencement of commercial production and the recognition of any associated revenue, these costs can greatly distort gross margin and earnings performance, which may result in a distorted view of the profitability of the Company's ongoing revenue-generating activities. While an element of pre-production costs may be associated with individual production lines within the Texas Facility, prior to each line being ready for its intended use, from a practical standpoint, the Company considered the pre-production period related to the Texas Facility as a whole to be substantially complete with the commencement of commercial production on the Slim line in February 2023. As such, the Company considers all start-up costs related to the Texas Facility incurred prior to February 2023 to be in the nature of pre-production costs, while start-up costs incurred at the Texas Facility following this date are bucketed as production scale-up costs.

(b) Production scale-up costs are operating costs incurred once a processing and packaging capability is placed into commercial production, but before normal capacity (as defined in paragraph ASC 330-10-30-3) is achieved. The Company incurred significant operating costs in fiscal 2023 related to scale-up of commercial production volumes on the Slim and 330mL lines at the Texas Facility, as well as costs related to the scale-up of the other equipment additions within the Company's manufacturing network in fiscal years 2023 and 2022. In particular, the 330mL capability at the Texas Facility presented new challenges and complexity for the Company, as it represented the introduction of an entirely new packaging format and product category in the form of ready-to-drink protein shakes. To safeguard food safety and quality, as well as employee health and safety, the Company scales up production gradually to ensure the manufacturing equipment is operated in a safe and appropriate manner, which necessitates slower speeds, increased sanitation, and increased product testing. During production scale-up, the Company typically experiences abnormally low production levels and incurs higher than normal costs due to (i) slower and shorter production run times as the equipment is calibrated for higher speeds and new employees gain experience, (ii) longer interruptions between runs to allow for equipment inspection and cleaning, and (iii) increased levels of product testing and quality control to ensure the through-put product meets all customer specifications and regulatory requirements. All of these factors contribute to production inefficiencies and unabsorbed costs in the form of lower plant and equipment utilization, higher labor and variable overhead costs, and increased inventory usage and waste. In short, the extent of production scale-up activities required to meet customer and regulatory requirements in the food and beverage industry can cause significant distortions in the Company's gross margin profile and earnings performance relative to the expected profitability of the Company in a fully operational state, which, similar to pre-production costs, may result in a distorted view of the profitability of Company's ongoing revenue-generating activities.

The following table presents a breakdown of start-up costs recognized in fiscal years 2023 and 2022 by category (in 000s):

Category	Fiscal 2023	Fiscal 2022
Pre-production	$2,012	$5,740
Production scale-up	$17,228	$34
Consultancy costs	$1,009	-
Product integration	-	$254
Total	$20,249	$6,028

Production scale-up activities related to the Slim and 330mL lines at the Texas Facility were completed by the end of the first quarter of 2024. With the substantial completion of production scale-up on the final Edge line, following the start of commercial production in April 2024, the Texas Facility is fully operational, and Company does not foresee reporting a non-GAAP adjustment for start-up costs beyond its fiscal 2024 year-end.

Conclusion

In conclusion, the Company believes that the exclusion of start-up costs from the calculations of adjusted gross margin, adjusted earnings (loss) and adjusted EBITDA is appropriate based on the guidance in Question 100.01 of the C&DIs, given (i) the scale of the Company's recent capital expansion, including construction of the Texas Facility, and (ii) the unusual and non-recurring nature of the costs, as the Company does not have a history of constructing, or future plans to construct, a facility comparable to the Texas Facility. While the Company considers gross margin calculated based on the GAAP measure of gross profit and the GAAP measure of net earnings (loss) to be the most important, reliable, and comparable measures of the Company's results, particularly when comparing externally across different companies, the Company also believes that providing non-GAAP supplemental measures to investors in a transparent fashion contributes to a meaningful evaluation of the Company's operating performance, profitability, business trends, and capital efficiency in a way that is consistent with how management evaluates such performance.

2. Please present your non-GAAP financial measures and related footnotes after your discussion of GAAP historical results of operations. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has considered Item 10(e)(i)(A) of Regulation S-K and the guidance in Question 102.10 of the C&DIs. In response to the Staff's comment, the Company will revise its future materials furnished to or filed with the Commission, beginning with its Form 10-K for fiscal year ended December 28, 2024, to present non-GAAP financial measures and related footnotes after the discussion of GAAP historical results of operations.

*****

We respectfully acknowledge that the Company and its management are responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the opportunity to respond to your comments and we would be happy to speak to you directly in order to facilitate your review of our response or to provide any additional information or clarification.

Sincerely,

/s/ Greg Gaba

Greg Gaba

Chief Financial Officer

CC: Steven H. Hull, Stoel Rives LLP